                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                            ----------------------

                                 SCHEDULE 13D
                                (Rule 13d-101)

 INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
              AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
                              (Amendment No.    )
                                             ---

                           Union Carbide Corporation
--------------------------------------------------------------------------------
                               (Name of Issuer)

                    Common Stock, par value $1.00 per share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   905581104
--------------------------------------------------------------------------------
                                (CUSIP Number)

                                 John Scriven
                 Vice President, General Counsel and Secretary
                           The Dow Chemical Company
                                2030 Dow Center
                            Midland, Michigan 48674
                                (517) 636-1000
--------------------------------------------------------------------------------
                (Name, Address and Telephone Number of Persons
               Authorized to Receive Notices and Communications)

                                August 3, 1999
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_]

                        (Continued on following pages)
                              (Page 1 of 9 Pages)

-----------------------
  CUSIP NO. 905581104
-----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                    The Dow Chemical Company (# 38-1285128)

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4    WC

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6                   DELAWARE

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7    26,502,964 shares *
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8    0

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9    26,502,964 shares *
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10   0

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
                     26,502,964 shares

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13                   19.9%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14                   CO

------------------------------------------------------------------------------


-----------------------

* The shares of common stock, par value $1.00 per share ("UCC Common Stock"), of Union Carbide Corporation ("UCC") covered by this item are purchasable by The Dow Chemical Company ("Dow") upon exercise of an option (the "Option") granted by UCC to Dow under the Stock Option Agreement described in Item 4. Prior to the exercise of the Option, Dow is not entitled to any rights as a shareholder of UCC as to the shares of UCC Common Stock covered by the Option. Dow disclaims any beneficial ownership of the shares of UCC Common Stock that are purchasable by Dow upon exercise of the Option because the Option is not presently exercisable and only becomes exercisable upon the occurrence of the events set forth in the Stock Option Agreement.

                                                               Page 2 of 9 Pages

ITEM 1.  SECURITY AND ISSUER

     This statement relates to the common stock, par value $1.00 per share (the "UCC Common Stock") of Union Carbide Corporation, a New York corporation ("UCC"). UCC's principal executive offices are located at 39 Old Ridgebury Road, Danbury, Connecticut 06817-1000.

ITEM 2.  IDENTITY AND BACKGROUND

     (a) - (c) This statement is being filed by The Dow Chemical Company, a Delaware corporation ("Dow"). Dow's principal executive offices are located at 2030 Dow Center, Midland, Michigan 48674. Dow's principal business is the manufacture and sale of chemicals, plastic materials, agricultural and other specialized products and services. The names, business addresses and principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) of each of the persons specified by Instruction C of the Schedule 13D is set forth on
Schedule 1.

     (d) - (e) To the knowledge of Dow, neither Dow nor any of the persons specified in Schedule 1 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     (f)  See (a) - (c) above.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     An irrevocable option (the "Option") to purchase up to 26,502,964 shares of UCC Common Stock (the "Option Shares") representing approximately 19.9% of the shares of UCC Common Stock issued and outstanding (without giving effect to the shares issued or issuable under the Option) is exercisable only upon the occurrence of the conditions set forth in the Stock Option Agreement described in Item 4. The Option may be exercised at $48.8125 per share. If the Option becomes exercisable and Dow exercises the Option, Dow anticipates that it would fund the purchase with working capital of Dow.

ITEM 4.  PURPOSE OF THE TRANSACTION

     On August 3, 1999, UCC, Dow and Transition Sub Inc., a Delaware corporation and wholly owned subsidiary of Dow ("Merger Sub"), entered into an Agreement and Plan of Merger (the "Merger Agreement"), pursuant to which Merger Sub will merge with and into UCC (the "Merger"), with UCC continuing in existence as the surviving corporation (the "Surviving Corporation") and a wholly owned subsidiary of Dow. Each share of UCC Common Stock issued and outstanding at the effective time of the Merger, other than shares of UCC Common Stock owned by Dow, UCC or any direct or indirect subsidiary of Dow or UCC, which will be canceled in the Merger, will be converted into 0.537 shares of the common stock of Dow, par value $2.50 per share, subject to adjustment as provided in the Merger Agreement. All shares of UCC Common Stock, when so converted, shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist. Each issued and outstanding share of the common stock of Merger Sub, par value $0.01 per share, shall be converted into one share of common stock of the Surviving Corporation. The Merger Agreement requires the Surviving Corporation to use its reasonable best efforts to cause the UCC Common Stock to be de-listed from the New York Stock Exchange, and the Chicago and the Pacific stock exchanges and de-registered under the Securities Exchange Act of 1934, as amended, as soon as practicable following the effective time of the Merger.

     The closing of the Merger will occur on the second business day on which the last of the closing conditions to the Merger contained in the Merger Agreement have been satisfied or waived or on such other date as UCC and Dow may agree. The Merger is intended to qualify as a reorganization for purposes of
Section 368(a) of the Internal Revenue Code of 1986, as amended, and for accounting and financial purposes as a pooling of interests. The Merger is subject to a number of conditions set forth in the Merger Agreement.

                                                               Page 3 of 9 Pages

     Pursuant to the Merger Agreement, upon consummation of the Merger, (i) the certificate of incorporation of UCC and the bylaws of Merger Sub immediately prior to the effective time of the Merger will be the certificate of incorporation and bylaws of the Surviving Corporation until duly amended as provided therein or by applicable law; (ii) the directors of Merger Sub at the effective time of the Merger will be the directors of the Surviving Corporation;
(iii) the officers of UCC at the effective time of the Merger will be the officers of the Surviving Corporation; and (iv) two current UCC directors will be appointed as members of the board of directors of Dow.

     The Merger Agreement provides that UCC may not take certain actions prior to the effective time of the Merger, except as agreed to in writing by Dow or as contemplated by the Merger Agreement, the Stock Option Agreement, or as disclosed or required by applicable law, including the declaration or paying of any dividend payable in cash, stock or property in respect of any capital stock, other than regular quarterly cash dividends not in excess of $0.225 per share of UCC Common Stock.

     Pursuant to the Merger Agreement, UCC must pay Dow a fee of $300 million in cash (the "Termination Fee") if the Merger Agreement is terminated in the following circumstances:

     (i) if all of the following occur: (w) another person makes an acquisition proposal or expresses an interest to make an acquisition proposal and that acquisition proposal is not withdrawn prior to the UCC stockholders meeting, (x) UCC's stockholders do not adopt the Merger Agreement and do not approve the Merger at the UCC stockholders meeting, (y) either Dow or UCC terminates the Merger Agreement because UCC's stockholders did not adopt the Merger Agreement and did not approve the Merger at the UCC stockholders meeting, and (z) within 12 months after termination of the Merger Agreement, UCC enters into an agreement to complete a transaction that constitutes an acquisition proposal if it were the subject of a proposal; or

     (ii) if UCC terminates the Merger Agreement because UCC's board of directors provides written notice to Dow that UCC intends to enter into a binding written agreement for a superior proposal from another person; or

     (iii) if Dow terminates the Merger Agreement because (y) before the UCC stockholders meeting, UCC's board of directors withdraws, adversely modifies or changes its recommendation in favor of the Merger Agreement and the Merger or fails to reconfirm its recommendation in favor of the Merger Agreement and the Merger within 15 business days after a written request by Dow to do so, or (z) at any time, there has been a material breach by UCC of its obligation under the Merger Agreement not to solicit, encourage or engage in negotiations regarding an alternative acquisition proposal.

     As an inducement and condition to Dow's and Merger Sub's willingness to enter into the Merger Agreement, UCC entered into a Stock Option Agreement with Dow, dated as of August 3, 1999 (the "Stock Option Agreement"), whereby UCC granted Dow an Option to purchase up to 26,502,964 shares of UCC Common Stock, or such number of shares of UCC Common Stock as represents 19.9% of the then-outstanding shares of UCC Common Stock, at a price per share of $48.8125.

     The Option is exercisable within 180 days following the occurrence of any event entitling Dow to receive the Termination Fee under the Merger Agreement (a "Triggering Event") unless prior to the Triggering Event, the effective time of the Merger occurs. The Option expires upon either (i) the effective time of the Merger; or (ii) the earlier of (y) 180 days after the date that Dow becomes entitled to receive the Termination Fee under the Merger Agreement and (z) the date that Dow is no longer potentially entitled to receive the Termination Fee under the Merger Agreement for a reason other than that Dow has already received the Termination Fee.

     Instead of purchasing shares of UCC Common Stock under the Option upon the occurrence of a Triggering Event, the Stock Option Agreement provides that Dow may require UCC to pay to Dow an amount per share of UCC Common Stock equal to the number of shares of UCC Common Stock subject to the Option multiplied by the difference between (i) the highest of (x) the price per share of UCC Common Stock at which a tender or exchange offer for UCC Common Stock has been made,
(y) the price per share of UCC Common

                                                               Page 4 of 9 Pages

Stock to be paid by any other person pursuant to an agreement with UCC and (z) the highest trading price for shares of UCC Common Stock on the New York Stock Exchange within the 120-day period immediately preceding the delivery of the notice requesting cash payment for the Option; and (ii) $48.8125, the exercise price of the Option.

    The Stock Option Agreement limits the amount of total profit that Dow may receive from the Option to an aggregate of $50 million.

    The preceding are summaries of the principal terms of the Merger Agreement and the Stock Purchase Agreement and do not purport to be complete. Reference is made to the full text of such agreements which are filed as exhibits to this statement and are incorporated in this Schedule 13D by this reference. The full text of the joint press release filed as an exhibit to this statement also is incorporated in this Schedule 13D by this reference.

    Except as set forth in this Item 4 or as provided in the Merger Agreement, the Stock Option Agreement and as otherwise referred to or described in this
Schedule 13D, Dow has no present plan or proposal which relates to or would result in any of the matters referred to in Items (a) through (j) of Item 4 of
Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

    (a) - (b) By reason of its execution of the Stock Option Agreement, Dow may be deemed to beneficially own 26,502,964 shares, or approximately 19.9%, of the UCC Common Stock subject to the Option. However, Dow disclaims beneficial ownership of shares of UCC Common Stock which are purchasable by Dow upon exercise of the Option on the grounds that the Option is not presently exercisable and only becomes exercisable upon the occurrence of the events set forth in the Stock Option Agreement, none of which have occurred. If the Option becomes exercisable and Dow exercises the Option, Dow would have the sole right to vote and to dispose of the shares of UCC Common Stock issued as a result of such exercise.

     To Dow's knowledge, none of the persons named on Schedule 1 own shares of UCC Common Stock.

    (c) Other than the execution of the Stock Option Agreement on August 3, 1999, none of Dow or, to Dow's knowledge, any of the persons named on Schedule 1 have effected any transactions in UCC Common Stock in the past 60 days.

    (d) - (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER

    Reference is made to Item 4 above.

    Except as provided in the Merger Agreement, the Stock Option Agreement and as otherwise referred to or described in this Schedule 13D, to Dow's knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Dow and UCC or any other person with respect to any securities of UCC.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit No.    Description
-----------    -----------
99(a)(1)       Agreement and Plan of Merger dated as of August 3, 1999, among
               UCC, Dow and Merger Sub (incorporated by reference to Exhibit 2 to the current report on Form 8-K filed by UCC on August 5,
               1999).

99(a)(2) Stock Option Agreement dated as of August 3, 1999, between UCC and Dow (incorporated by reference to Exhibit 99.1 to the current report on Form 8-K filed by UCC on August 5, 1999)

99(a)(3)       Text of Joint Press Release dated August 4, 1999, issued by
               UCC and Dow (incorporated by reference to Exhibit 99.2 to the current report on Form 8-K filed by UCC on August 5, 1999).

                                                               Page 5 of 9 Pages

                                  SCHEDULE 1

                 Information Concerning Executive Officers and
                     Directors of The Dow Chemical Company

    The current corporate officers and directors of The Dow Chemical Company ("Dow") are listed below. The address of Dow is: The Dow Chemical Company, 2030 Dow Center, Midland, Michigan 48674. Dow does not consider all of its corporate officers to be executive officers as defined by the Securities Exchange Act of 1934 or Releases thereunder. Unless otherwise indicated, all positions set forth below opposite an individual's name refer to positions within Dow, and the business address listed for each individual not principally employed by Dow is also the address of the corporation or other organization which principally employs that individual.

                             POSITION/PRESENT PRINCIPAL
                             OCCUPATION OR EMPLOYMENT
NAME                         AND BUSINESS ADDRESS                    CITIZENSHIP
CORPORATE OFFICERS
------------------

Frank P. Popoff              Chairman of the Board                   U.S.A.

William S. Stavropoulos      President and Chief Executive Officer   U.S.A.

J. Pedro Reinhard            Executive Vice President and            Brazil
                             Chief Financial Officer

Arnold A. Allemang           Vice President of Operations            U.S.A.

Anthony J. Carbone           Executive Vice President                U.S.A.

Michael D. Parker            Executive Vice President                United Kingdom

John Scriven                 Vice President, General Counsel and     Switzerland
                             Secretary

Lawrence J. Washington, Jr.  Vice President,                         U.S.A.
                             Environment, Health &
                             Safety, Human Resources and
                             Public Affairs

Geoffery E. Merszei          Vice President and Treasurer            Canada

G. Michael Lynch             Vice President and Controller           U.S.A.

Richard M. Gross             Vice President and Director             U.S.A.
                             of Research & Development

                                                               Page 6 of 9 Pages

                             POSITION/PRESENT PRINCIPAL
                             OCCUPATION OR EMPLOYMENT
NAME                         AND BUSINESS ADDRESS                    CITIZENSHIP

DIRECTORS
---------

Frank P. Popoff              Officer of Dow                          U.S.A.

William S. Stavropoulos      Officer of Dow                          U.S.A.

J. Pedro Reinhard            Officer of Dow                          Brazil

Arnold A. Allemang           Officer of Dow                          U.S.A.

Jacqueline K. Barton         Professor of Chemistry                  U.S.A.
                             California Institute of Technology
                             Division of Chem. & Chem. Engr.
                             Mail Code 127-72
                             Pasadena, California 91125

David T. Buzzelli            Senior Consultant to Dow                U.S.A.

Anthony J. Carbone           Officer of Dow                          U.S.A.

John C. Danforth             Partner                                 U.S.A.
                             Bryan Cave LLP
                             One Metropolitan Square
                             211 North Broadway, Suite 3600
                             St. Louis, Missouri 63102-2750

Willie D. Davis              President and Chief Executive Officer   U.S.A.
                             All Pro Broadcasting, Inc.
                             161 N. LaBrea Avenue
                             Inglewood, California 90301

Joseph L. Downey             Senior Consultant to Dow                U.S.A.

Enrique C. Falla             Senior Consultant to Dow                U.S.A.

Barbara Hackman Franklin     President and Chief Executive Officer   U.S.A.
                             Barbara Franklin Enterprises
                             2600 Virginia Avenue NW, Suite 506
                             Washington, DC 20037

Allan D. Gilmour             Retired Vice Chairman of Ford           U.S.A.
                             Motor Company
                             36 Blair Lane
                             Dearborn, Michigan 48120

Michael D. Parker            Officer of Dow                          United Kingdom

Harold T. Shapiro            President and Professor of Economics    U.S.A.
                             and Public Affairs
                             Princeton University
                             1 Nassau Hall
                             Princeton, NJ 08544

                                                               Page 7 of 9 Pages

                             POSITION/PRESENT PRINCIPAL
                             OCCUPATION OR EMPLOYMENT
NAME                         AND BUSINESS ADDRESS                    CITIZENSHIP

Paul G. Stern                Partner                                 U.S.A.
                             Thayer Capital Partners
                             and Arlington Capital Partners
                             1455 Pennsylvania Avenue NW,
                             Suite 350
                             Washington, DC 20004

                                                               Page 8 of 9 Pages

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 13, 1999


                                       THE DOW CHEMICAL COMPANY


                                       By: /s/ J. Pedro Reinhard
                                           -------------------------------------
                                       Name: J. Pedro Reinhard
                                             -----------------------------------
                                       Title: Executive Vice President and Chief
                                              Financial Officer

                                                               Page 9 of 9 Pages